Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated March 24, 2014

Fantex, Inc.

On March 19, 2014, several emails were exchanged between Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) and reporter Michael Liedtke from The Associated Press (together, the “Emails”), the transcript of which is attached hereto as Annex A. The email exchange references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) and the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) of Fantex, Inc. (the “Vernon Davis Offering” and the “EJ Manuel Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476 and 333-194256, respectively), as amended (the “Vernon Davis Registration Statement” and the “EJ Manuel Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

You should consider statements in the Emails or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  In the Emails, reporter Gaby Asmus states, “5% of the associated brand income will go to Fantex, Inc.” The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis Brand. Under the terms of the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”), the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis (the “Acquired Brand Income” or “ABI”), contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. Fantex, Inc. will attribute 95% of ABI to the Vernon Davis Brand. The remaining 5% of ABI will be attributed to the platform common stock of the Company. For a description of the assets and liabilities that will be attributing to the Vernon Davis Brand, please see the section entitled ‘‘Management and Attribution Policies—Attribution—Vernon Davis Brand’’ in the Vernon Davis Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future ABI under its brand contract with Vernon Davis, expectations for the use of the net proceeds from the Offerings, prospects, plans, market opportunities and the trends that may affect the Company, Vernon Davis or EJ Manuel. The Company generally identifies forward-looking statements by words such as “intend,” “may,”  “will,” “would,” “should,” “could” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Emails dated March 19, 2014 between Fantex, Inc. and Michael Liedtke of The Associated Press

Publication: The Associated Press

Reporter: Michael Liedtke

Date: 3/19/14

Email (from Michael Liedtke, The Associated Press to Gaby Asmus, FP)

Date: 3/19/14

Time: 2:46 PM ET

Hi Gabriella,

Were you able to find that page in the S-1 we discussed earlier?

Regards,

Michael Liedtke

Associated Press

415-495-0725

The information contained in this communication is intended for the use of the designated recipients named above. If the reader of this communication is not the intended recipient, you are hereby notified that you have received this communication in error, and that any review, dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please  notify The Associated Press immediately by telephone at +1-212-621-1898  and delete this email. Thank you. [IP_US_DISC]

Email (from Gaby Asmus, FP to Michael Liedtke, The Associated Press)

Date: 3/19/14

Time: 2:59 PM ET

Hi Michael,

I was digging right as you emailed! Please refer to pages 20-21 in the prospectus. I’ve included the key experts below.

As you will see, 5% of the associated brand income will go to Fantex, Inc.

Regarding Vernon Davis’s IPO, we hope to finish it in the next few weeks, and are targeting late March/early April.

Please let me know if this answers your questions—happy to get you more detail as needed.

Best,

Gaby

QUESTIONS AND ANSWERS

Q: What is our business?

A: We are a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. We intend to focus our business on three core areas: evaluating, targeting and accessing individuals and brands with the potential to generate significant brand income, acquiring minority interests in such brand income, and assisting our acquired brands in increasing their value via technology and through leveraging our marketing, advertising and strategic partnering expertise.

Q: What are the securities that we are offering?

A: We are offering shares of our Fantex Series Vernon Davis. We have entered into a brand contract with Vernon Davis, a professional athlete in the National Football League, or NFL, pursuant to which we will acquire an interest equal to 10% of the gross monies or other consideration (including rights to make investments) that Vernon Davis receives from and after October 30, 2013, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes), as a result of his activities in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching. We are attributing 95% of our acquired brand income, or ABI, under the Vernon Davis brand contract to a tracking unit that we refer to as the Vernon Davis Brand. Our Fantex Series Vernon Davis is intended to track and reflect the separate economic performance of the Vernon Davis Brand. In addition, we will attribute to the Vernon Davis Brand certain expenses of Fantex, including in certain cases expenses related to other series of our common stock that may be issued from time to time in the future. See “Management and Attribution Policies.”

Holders of shares of our Fantex Series Vernon Davis will have no direct investment in the businesses or assets attributed to the Vernon Davis Brand. Rather, an investment in Fantex Series Vernon Davis will represent an ownership interest in our company as a whole.

Q: Are there any risks associated with an investment in our Fantex Series Vernon Davis?

A: Yes. Our Fantex Series Vernon Davis is highly risky and speculative. Investing in our Fantex Series Vernon Davis should be considered only by persons who can afford the loss of their entire investment. Please see “Risk Factors” beginning on page 37.

Q:  Will we offer additional securities in the future?

A: We have also entered into brand contracts with Arian Foster, effective February 28, 2013, as amended, and EJ Manuel, effective February 14, 2014. We intend to enter into additional brand contracts in the future with other individuals with the potential to generate significant brand income, and in some cases, with the affiliates of these individuals, who we refer to, together with the individual, as the contract party. We are actively pursuing these additional brand contracts, but as of February 28, 2014 we have no current commitments to enter into another brand contract. All of our brand contracts, including those that we enter into in the future with other contract parties, are or are expected to be contingent upon obtaining financing to fund the acquisition of the minority interest in the respective brands, and we intend to finance the acquisition of additional brands, at least in part, through the issuance of additional tracking series linked to the value of such brands.

Q: What happens to the remaining 5% of the ABI under the Vernon Davis brand contract?

A: The Vernon Davis Brand will initially include as an attributed asset 95% of ABI under our Vernon Davis brand contract. The remaining 5% of our ABI under the Vernon Davis brand contract will be attributed to another series of our common stock that we refer to as our platform common stock. We also intend to attribute a similar interest of each of our future brand contracts to our platform common stock, such that our platform common stock would have an interest in the ABI of all of our brand contracts. We intend to use the income attributed to our platform common stock for general corporate and working capital purposes, including investments and expenses that may be generally applicable to all our brands. The attribution of this income to the platform common stock also gives our platform common stock a value for purposes of any future conversion of any of our tracking series, including our Fantex Series Vernon Davis, into the platform common stock.

The 5% of our ABI under the Vernon Davis brand contract that is attributed to the platform common stock is in addition to a fee in an amount equal to 5% of the amount of gross cash received by us, if any, payable to our parent for services provided by our parent under a management agreement between our parent and us. For a more detailed description of the management agreement, please see “Transactions with Related Persons?Management Agreement.”

Q: Who is Vernon Davis?

A: Vernon Davis is a tight end for the 49ers in the NFL. He has been in the NFL since 2006. Vernon Davis attended the University of Maryland, where he was the starting tight end for his sophomore and junior seasons. Vernon Davis entered the NFL draft after his junior year and was selected in the first round, 6th overall, by the San Francisco 49ers. Vernon Davis was born on January 31, 1984 and is 30 years old as of February 28, 2014. He currently lives in San Jose, California. During the 2009 NFL season, Vernon Davis was selected to the Pro Bowl after posting career highs of 78 receptions, 965 yards, and 13 touchdown receptions. At the time, that number of touchdown receptions tied the NFL single season record for a tight end.

In 2006, Vernon Davis sustained a fracture to his right fibula, causing him to miss six games during the 2006 NFL regular season. He has also suffered other injuries, including a knee sprain, ankle injury, hamstring pull and several reported concussions, that have caused him to miss playing time during his career. Vernon Davis has experienced these and other instances of normal wear and tear as an athlete in the NFL and we expect that Vernon Davis will continue to experience such wear and tear. Any worsening of these conditions, or re-injury or new injury, could materially and adversely affect Vernon Davis’s playing performance and the value of the Vernon Davis Brand.

Q: What is the Vernon Davis brand contract?

A: The brand contract is a contract between us and Vernon Davis, assigning to us 10% of the Vernon Davis brand income from and after October 30, 2013. In exchange, we have agreed, subject to completion of this offering, to pay Vernon Davis $4.0 million, after which we will have no further payment obligations to him under the Vernon Davis brand contract. The brand contract is intended to be effective in perpetuity and may be terminated only upon mutual agreement of Vernon Davis and us. Any decision by us to terminate the brand contract will be made solely by our board of directors in good faith and will not be submitted to a vote of our stockholders. We do not intend to terminate the brand contract with Vernon Davis unless we are paid consideration by him that we deem sufficient to compensate us for any reasonably expected future ABI at the time, or if our expectation of future ABI under the brand contract is not sufficient in our view to justify incurring continued expense in connection with maintenance of such brand contract.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus.

This email will be filed with the SEC and as such will be publicly available.

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